

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Laura Anthony
Chief Financial Officer
AG Acquisition Group II, Inc.
330 Clematis Street
Suite 217
West Palm Beach, FL 33401

      Re: AG Acquisition Group II, Inc.
          Form 10-12G
          February 20, 2018
          File No. 000-55903

Dear Ms. Anthony:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Division of Corporation Finance
                                      Office of Transportation and Leisure